Oso Pequeno LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-14,289.83
Net cash provided by Operating Activities	-14,289.83
INVESTING ACTIVITIES	
15400 · Leasehold Improvements	-2,000.00
Net cash provided by Investing Activities	-2,000.00
FINANCING ACTIVITIES	
23800 · Note Payable S.Stowaway	100.00
31310 · Contributions MM	50,000.00
Net cash provided by Financing Activities	50,100.00
Net cash increase for period	33,810.17
Cash at end of period	**33,810.17**